SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

On Track Innovations Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.10 par value per share

(Title of Class of Securities)

CINS M8791A 109

(CUSIP Number)

Philip Sassower 135 East 57th Street 12th Floor New York, New York 10022 (212) 759-1909	Copies to: David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. CINS M8791A 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 280,000 shares

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 280,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 280,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 15.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. CINS M8791A 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Phoenix Enterprises Family Fund, LLC. 13-4116598

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 61,200 shares

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 61,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,200 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. CINS M8791A 109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Philip S. Sassower 1996 Charitable Remainder Annuity Trust. 13-7097917

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 218,800 shares

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 218,800 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 218,800 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”) relates to ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”), of On Track Innovations Ltd., an Israeli company (the “Company”). The address of the principal executive office of the Company is Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

Item 2.	Identity and Background

(a)           This Statement is filed by Mr. Philip S. Sassower (“Mr. Sassower”), Phoenix Enterprises Family Fund, LLC, a New York limited liability company (the “Family Fund”) and The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the “Trust”, and together with Mr. Sassower and the Family Fund, the “Reporting Persons”).  Mr. Sassower is the Managing Member of the Family Fund and a co-trustee of the Trust.

(b)           Mr. Sassower's business address is 135 East 57th Street, 12th Floor, New York, New York, 10022.  The principal office and business address of both the Family Fund and the Trust is 135 East 57th Street, 12th Floor, New York, NY 10022.

(c) The present principal occupation or employment of Mr. Sassower is a private investor. The principal business of the Family Fund is to make private equity and real estate investments.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sassower is a United States citizen. The Family Fund is a New York limited liability company. The Trust is organized under and governed by the laws of the state of New York.

Item 3.	Source and Amount of Funds or Other Consideration
The Trust made the following purchases between June 11, 2003 and June 25, 2003:

Purchase Date	Number of Shares	Price Per Share	Aggregate Purchase Price
06/11/03	1,247	$3.50	$4,364.50
06/18/03	34,300	$3.52	$120,736.00
06/20/03	74,353	$3.52	$261,722.56
06/25/03	108,900	$3.4998	$381,128.22
TOTAL	218,800		$767,951.28

The purchases were made on the open market through a broker-dealer. The source of the funds used in making such purchases was the Trust’s general working capital.
The Family Fund made the following purchases between June 20, 2003 and June 23, 2003:

Purchase Date	Number of Shares	Price Per Share	Aggregate Purchase Price
06/20/03	11,400	$3.52	$40,128.00
06/23/03	49,800	$3.5192	$175,256.16
TOTAL	61,200		$215,384.16

The purchases were made on the open market through a broker-dealer. The source of the funds used in making such purchases was the Family Fund’s general working capital.

Item 4.	Purpose of Transaction

The Ordinary Shares owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons may make additional investments in the Company, including additional open market purchases and/or purchases of Ordinary Shares or other securities, including securities convertible into or exchangeable for Ordinary Shares, through privately negotiated directed purchases from the Company.

Except as set forth in this Statement, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  Mr. Sassower is the beneficial owner of an aggregate of 280,000 Ordinary Shares, which constitute approximately 15.4% of the Ordinary Shares issued and outstanding as of the date hereof.  The number of Ordinary Shares beneficially owned by Mr. Sassower includes 61,200 Ordinary Shares held by the Family Fund and 218,800 Ordinary Shares held by the Trust.

The Family Fund is the record owner of 61,200 Ordinary Shares, which constitute approximately 3.4% of the Ordinary Shares issued and outstanding as of the date hereof.
The Trust is the record owner of 218,800 Ordinary Shares, which constitute approximately 12.0% of the Ordinary Shares issued and outstanding as of the date hereof.
(b) As Managing Member of Family Fund, Mr. Sassower shares voting and dispositive power with the Fund over the Ordinary Shares held by the Family Fund.
As co-trustee of the Trust, Mr. Sassower may be deemed to share voting and dispositive power with the Trust over the Ordinary Shares held by the Trust.
(c) The information with respect to the acquisitions by the Family Fund and by the Trust of Ordinary Shares, as set forth in Item 3, is hereby incorporated by reference.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. Joint Filing Agreement of Reporting Persons pursuant to Rule 13d-1(k).

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003

/s/ Philip S. Sassower
Philip S. Sassower

PHOENIX ENTERPRISES FAMILY FUND, LLC

	By:	/s/ Philip S. Sassower
Philip S. Sassower,
Managing Member

THE PHILIP S. SASSOWER 1996 CHARITABLE REMAINDER ANNUITY TRUST

	By:	/s/ Philip S. Sassower
Philip S. Sassower,
Co-Trustee

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the Ordinary Shares, NIS 0.10 per share, of On Track Innovations Ltd., is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.

Dated: June 30, 2003

/s/ Philip S. Sassower
Philip S. Sassower

PHOENIX ENTERPRISES FAMILY FUND, LLC

	By:	/s/ Philip S. Sassower
Philip S. Sassower,
Managing Member

THE PHILIP S. SASSOWER 1996 CHARITABLE REMAINDER ANNUITY TRUST

	By:	/s/ Philip S. Sassower
Philip S. Sassower,
Co-Trustee